Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: February 7, 2019

BB&T Chairman and CEO

Associate Video Transcript

Kelly S. King, BB&T Chairman and CEO:

Hello! I am really glad to be with you today to share some very exciting news for our company—maybe one of the most exciting news events in the history of our company. We are announcing today what’s called a merger of the equals between BB&T and SunTrust. I’m sure you are very familiar with SunTrust. They are a great company and this is a fantastic opportunity to combine two great companies, coming together to be better than either one of us.

You’ve heard me talk over the last couple of years about the need to “Disrupt or Die” — as I started out—that we had to change. Then we changed it to “Disrupt to Thrive” to show the positive perspective of moving forward. The world has changed. We’ve talked about that a lot and the reason for doing this really is to bring two great companies together, so that two big things happen.

We get the scale of being a bigger company. We will be $450 billion in size. We’ll be the sixth-largest U.S. bank—close to number five. We will bring the best of both companies. For example, they have a much larger and more complex wholesale banking platform than we do. We have a bigger consumer banking platform and many other complementary areas where, when we come together, is truly a case where two plus two becomes five! So, it’s very exciting.

Let me just tell you the kind of basic terms of the deal. I will continue to be the chairman and CEO of the combined company for two years from the closing, which will probably be in the September or October time frame of this year. Then I will be what’s called executive chairman for six months, which means I’m still an employee—the top executive—but at that time, SunTrust CEO, who is the chairman and CEO of SunTrust will become the CEO of the company. Then I’ll continue to stay on the board all the way until I’m 75. It will be a number of years of transition between myself and Bill, and I believe it will go very, very smoothly.

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Bill is a fantastic person. He’s actually from Durham, North Carolina. He went to Chapel Hill, and then he’s got a got a master’s degree down in Georgia where he has been all his working career, and we spent a lot of time together the last several years at industry meetings, a lot of time over the last year and a half or so, talking about the changes in the industry. And he and I and had complete like mindedness in terms of what’s going on. The need to change, and here’s the key—the need to put two companies together—so that yes, we get efficiencies and all that, but that’s not the main reason. The main reason is it allows us to have the platform to forge ahead the new company into the future. This is about transformation. This is about creating a platform so we can go forward or not only survive, but thrive, transform and truly be the premier financial institution. We absolutely believe that will happen. To make it a true merger of equals, we will have an even number of board members on each side. We will have an even number of the executive management on each side so it’s completely equal. That brings together a spirit of cooperativeness and working together.

We will have the corporate headquarters in Charlotte, North Carolina. When you do a merger of equals, you can’t really pick Atlanta, which is their headquarters, or Winston-Salem, which is our headquarters. So, we picked a neutral site. Charlotte, as you know, is a very large city, and has lots of financial institutions there already. By us going there at sixth largest, Bank of America being in there as the second largest, and a company called Ally being there as the tenth largest, we will be a mega financial center in the country. Second, I guess only to New York City. And Charlotte will be the headquarters to our new Technology and Innovation Center—focusing on the reality that technology is a big, big deal going forward. Technology is how you pull together the touch of the front room—the branches if you will—as well as all the care centers. When you combine that touch and really good technology you get something called trust. And that’s what we need to have in the future, and that’s what we will have. So, we’ll have a Technology and Innovation Center in Charlotte—you’ll hear a lot more about that as we go forward.

But Atlanta and Winston-Salem will not lose out.  Atlanta will continue to be the wholesale banking center, which is a major strong suit of theirs. Winston-Salem will continue to be the community banking center which, as you know, is a major concentration and advantage from our side. We will increase our giving to both communities, and so it will be good for their communities. It will be great for clients because, combined, we just have more services from the beginning. They have some service offerings we don’t have. We have some they don’t have. Combined, we will have more services than either one of us have separately today. And then more importantly, we will have the platform and the power and scale to be able to go forward and be a leading company, not a follower. A leading company in providing technological, digital, all types of services that our clients deserve in the future. And the shareholders will do really well because when we combine these companies, there will be cost savings and it will almost certainly cause our stock price to go up, and that will be really good.

But now, let’s talk about the most important thing. Let’s talk about you. Because I really want you to feel good about this. I want you to feel excited about this. I know it’s exciting and challenging now, but you also have a lot of questions. So, let me talk about two groups. First of

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all, all of our client-facing associates at BB&T and at SunTrust will have a job. Let me say that again: if you’re a client-facing associate in the branches in any aspect—our corporate calling officers, business calling officers—if you’re a client-facing associate dealing directly with our clients, then you have a job. You don’t need to worry about it. When you go back to work tomorrow morning, the main thing we need you to do is be very confident, very reassuring to our clients. Because I’ve been through a lot of mergers over the years at the company, and seen this—most of you have been through mergers—when the clients come in the next morning, they say how are you? If you say “I am fine. I have a job,” they say “that’s cool” and they move on. It’s very important that our client-facing folks feel really good about this. And you should.

In the back room—the support areas—it’s more challenging. There will be change. Now, it will be good change for the long term. It will be best for our company, but it will be change. As the result of that, I cannot promise the folks working and the support area of the same thing I just did with regard to the client-facing folks. What I can say to you is that we will do everything—I will do everything in my power from day one—to make sure this is a good experience for you. I can’t promise there won’t be change. I’m sure there will be change—not for everybody—but there will be change. We will work hard to make the change fun and exciting. When there is change necessary, we will provide education and support to help you work through the change. We will be very compassionate about that. But we will need your support because we can’t help the change. The world is changing all around us. I didn’t bring up the idea of change—I wish it wasn’t changing so much, to be very honest. But it’s changing super-fast, and that turns out to be good for our clients and our community. We just need to do our part.

So just remember as you’re going through this, there will be change. We will make it as good as we possibly can. You’ll be fully informed about what’s going on and you’ll be a part of the transformative process. Remember, as we go through this that we not only can compete with anybody—JP Morgan, Bank of America, Citigroup anybody—we will be able to compete heads up with anybody. We will be better, I believe, than any of those larger banks because we still have better touch. We can compete. We will compete. We will win but we need your support. Our clients listen to you. They don’t care about what I say. They don’t care about what a regional president says, or the division head. They care about you. And so when you’re talking to our clients, when they start asking about this, I believe you will be the linchpin. You will be the most important part of this whole process. You will make it successful and I know I can count on you to make that happen.

Here’s the great and exciting thing: working together, we can make the world a better place to live. We can be a real catalyst coming together. We’ll have more resources. We can work more in our communities, and then we can have more Lighthouse Projects, and we can have more financial well-being—which is a major focus of their company and ours. We can truly make the world a better place to live and working together, that’s worth doing. Remember, you are an important human being. And you can change the world. This combination between BB&T and SunTrust gives all of us the opportunity to come together, work together, sow more seeds of hope and truly change the world. Thank you for your support. Have a great day and God bless you all.

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Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust.  Words such as “anticipates,”  “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions.  Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance.  Such risks and uncertainties include, among others:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction.  Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the SEC.

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Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T will file with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com.  Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 15, 2018, and other documents filed by BB&T with the SEC.  Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 9, 2018, and other documents filed by SunTrust with the SEC.  These documents can be obtained free of charge from the sources described above.

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